H & S Hellman & Schofield Pty Ltd

Technical specialists to the minerals industry
ABN 14 083 082 722

mineral resource and ore reserve studies
geostatistical software
technical audits and reviews
MP© grade control systems

geostatistical applications and research
JORC compliance assessment
geological databases and modelling
geochemical exploration

CONSENT OF QUALIFIED PERSON

I, Nicholas J Johnson, consent to the public filing of the technical report titled "National Instrument 43-101 Technical Report on Tanzanian Royalty Exploration Corporation's Buckreef Gold Project in Tanzania by Venmyn Rand (Pty) Limited" and dated June 30, 2011 (the "**Technical Report**") by Tanzanian Royalty Exploration Corporation (the "**Company**").

I also consent to any extracts from or a summary of the Technical Report in the press releases of the Company dated December 21, 2010, April 15, 2011, April 25, 2011, July 12, 2011 and August 11, 2011 (the "**Press Releases**").

I certify that I have read the Technical Report and the Press Releases being filed by the Company and that they fairly and accurately represent the information in the sections of the Technical Report for which I am responsible.

Dated this 11th day of August, 2011.

____

Nicholas J Johnson

SYDNEY
6 / 3 Trelawney Street Eastwood, NSW, 2122
P.O. Box 599, Beecroft, NSW, 2119
Ph: (02) 9858 3863 Fax: (02) 9858 4057
Email: hellscho@hellscho.com.au

BRISBANE
L 4, 46 Edward St, Brisbane, QLD, 4000
PO Box 16116 City East QLD 4002
Ph: (07) 3012 9393 Fax: (07) 3012 9373
Email: brisbane@hellscho.com.au

PERTH
102 Colin St, W.Perth, WA, 6005
P.O. Box 125, W.Perth, WA, 6872
Ph: (08) 9485 0403 Fax: (08) 9485 0406
Email: perth@hellscho.com.au

www.hellscho.com.au